Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Nine months ended September 30		Years ended December 31
(dollars in thousands)	2016	2015	2015	2014	2013	2012	2011
Fixed charges
Total interest charges	$50,174	$49,800	$67,178	$66,132	$64,130	$62,056	$60,031
Interest component of rentals	2,435	2,324	3,060	3,244	2,793	2,690	2,152
Pretax preferred stock dividend requirements of subsidiaries	1,084	1,084	1,443	1,444	1,421	1,467	1,468
Total fixed charges	$53,693	$53,208	$71,681	$70,820	$68,344	$66,213	$63,651
Earnings
Net income attributable to Hawaiian Electric	$109,712	$103,531	$136,794	$138,721	$124,009	$100,356	$101,066
Fixed charges, as shown	53,693	53,208	71,681	70,820	68,344	66,213	63,651
Income taxes	63,978	60,351	79,422	80,725	69,117	61,048	61,584
Interest capitalized	(2,716)	(2,548)	(3,265)	(3,954)	(7,097)	(4,355)	(2,498)
Earnings available for fixed charges	$224,667	$214,542	$284,632	$286,312	$254,373	$223,262	$223,803
Ratio of earnings to fixed charges	4.18	4.03	3.97	4.04	3.72	3.37	3.52

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of Hawaiian Electric and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding interest capitalized). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the preferred stock dividend requirements of Hawaii Electric Light and Maui Electric, increased to an amount representing the pretax earnings required to cover such dividend requirements.